1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

May 25, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attn:	Patrick Gilmore

David Edgar

Re:	MicroStrategy Incorporated

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 18, 2011

File No. 000-24435

Dear Mr. Gilmore and Mr. Edgar:

On behalf of MicroStrategy Incorporated (the “Company”), I am responding to the comments contained in the letter dated May 11, 2011 (the “Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) to Douglas K. Thede, Executive Vice President, Finance & Chief Financial Officer of the Company, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2010 (the “2010 10-K”). The responses contained herein are keyed to the numbering of the comments in the Letter and the headings used in the Letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparisons of the years ended December 31, 2010, 2009 and 2008

Cost and Expenses, page 47

Comment:

1.	We note that in 2010 cost of revenues and general and administrative expenses increased significantly more than revenues, whereas in 2009, cost of revenues increased in proportion to revenues and general and administrative expenses decreased. We further note that the cost increases in 2010 are attributable in large part to increases in staffing levels. Please tell us whether staffing level increases will cause a material change in the relationship between costs and revenues and if so, how you considered disclosing the expected impact on future results of operations. Please refer to Rule 303 (A)(3)(ii) of Regulation S-K. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2011.

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

Response:

We believe the Company has complied with Item 303(a)(3)(ii) of Regulation S-K regarding disclosure of the expected impact of staffing level increases on future results of operations in the 2010 10-K and the Form 10-Q for the quarterly period ended March 31, 2011 (the “Q1 2011 10-Q”). Staffing level increases in these periods resulted in an impact on the relationship between costs and revenues primarily due to the time needed to train and integrate the newly hired employees; however, the Company considered the impact in these periods to be temporary in nature since the rate of staffing increases began to slow by the fourth quarter of 2010. The relationship between the Company’s costs and revenues is also significantly impacted by a number of other factors identified in the Company’s filings, including the size, timing, volume, and execution of significant orders, and the timing of delivery of the Company’s products and services. Consequently, the Company determined that its staffing level increases did not represent a trend that it reasonably expected would have a material impact on future income from continuing operations, and would not cause a material change in the future relationship between costs and revenues.

The Company previously disclosed the expected impact of staffing level increases on future results of operations in the 2010 Form 10-Q’s for the quarterly periods ended March 31, 2010 (the “Q1 2010 10-Q”), June 30, 2010 (the “Q2 2010 10-Q”), and September 30, 2010 (the “Q3 2010 10-Q”) because, during the periods covered by those reports, the Company was significantly increasing its headcount to expand its research and development, sales, consulting and product support organizations in connection with various business initiatives that the Company disclosed in those filings (see page 12 of the Q1 2010 10-Q, page 15 of the Q2 2010 10-Q, and page 16 of the Q3 2010 10-Q). The Company also disclosed in the 2010 10-K and the Q1 2011 10-Q the extent to which income for the year ended December 31, 2010 and the quarterly period ended March 31, 2011, respectively, each were impacted by such staffing increases (see pages 47-50 of the 2010 10-K and pages 18-20 of the Q1 2011 10-Q). However, as indicated above, the rate of such staffing increases began to slow by the fourth quarter of 2010, and consequently the Company revised its disclosures in the 2010 10-K and the Q1 2011 10-Q with respect to the impact of increased headcount since it was no longer able to discern a known trend or change in the future relationship between costs and revenues.

The Company will continue to monitor the impact of any future staffing level changes on the relationship between costs and revenues and, when required, the Company will disclose the expected impact on future results of operations in accordance with Item 303 (a)(3)(ii) of Regulation S-K.

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

Provision for Income Taxes, page 50

Comment:

2.	Please tell us how you considered providing disclosures that explain the impact on your effective income tax rates and obligations of having a significant amount of earnings in countries where you have lower statutory tax rates. In this regard, while we note your disclosure that the decrease in the company’s tax rate in 2010 was, in part, due to an increased proportion of foreign income taxed at lower rates, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, please tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations. Please refer to Item 303 (a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2011. In this regard, we note that, “stronger results outside the U.S.” was a factor in the lower effective tax rate for the three months ended March 31, 2011.

Response:

We believe the Company has complied with Item 303 (a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350 by disclosing the relationship between its foreign and domestic effective tax rates for the years ended December 31, 2010, 2009, and 2008 in the footnote for Income Taxes (footnote 8) on page 73 of the 2010 10-K. Specifically, the Company has disclosed a table that breaks down the U.S. and foreign income from operations before income taxes as well as the U.S. and foreign provision for income taxes from operations. This table allows the reader to compute the effective tax rates from operations for the U.S. by dividing the sum of the current and deferred federal and state provision for income taxes from operations by the U.S. income from operations before income taxes. The foreign effective tax rates from operations can be calculated by dividing the sum of the current and deferred foreign provision for income taxes from operations by the foreign income from operations before income taxes. These computations result in an effective tax rate from operations in the U.S. of 42.2%, 41.3%, and 43.4% and an effective foreign tax rate from operations of 9.6%, 13.5%, and 35.3% for the years ended December 31, 2010, 2009, and 2008, respectively. As disclosed in the federal statutory income tax rate to the effective tax rate reconciliation in the footnote for Income Taxes (footnote 8) of the 2010 10-K, the combined effective tax rate from operations is 20.3%, 29.5%, and 41.0%, for the years ended December 31, 2010, 2009, and 2008, respectively.

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

In accordance with ASC 740-270, the Company estimated its annual effective tax rate for the full fiscal year 2011 and applied that rate to its income before income taxes in determining its benefit for income taxes for the quarterly period ended March 31, 2011. The effective tax rate was impacted by the level of earnings for the quarter, a favorable settlement with the U.K. tax authority and a discrete benefit recorded due to tax return to provision adjustments.

Because the Company’s U.S. effective tax rate is significantly higher than its foreign effective tax rate, any shift of earnings between the U.S. and foreign locations could have an impact on the Company’s results of operations.

In future filings, the Company will provide appropriate detail on its domestic and foreign effective tax rates.

Liquidity and Capital Resources, page 52

Comment:

3.	We note that a substantial amount of your earnings of foreign subsidiaries are indefinitely reinvested outside of the U.S. Please tell us how you considered disclosing the amount of cash and cash equivalents that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. Please refer to Item 303 (a)(1) of Regulation S-K and Section IV of SEC Release 33-8350. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2011.

Response:

We believe that existing cash and cash equivalents held by the Company’s U.S. entities and anticipated to be generated by the Company’s U.S. entities are sufficient to meet working capital requirements, anticipated capital expenditures, and contractual obligations in the U.S. for at least the next twelve months. The Company currently does not anticipate having to repatriate cash to the U.S. or borrow money to finance its operations.

As of December 31, 2010 and December 31, 2009, the amount of cash and cash equivalents held by U.S. entities was $33.1 million and $115.5 million, respectively and by non-U.S. entities was $141.0 million and $109.3 million, respectively. If the amounts held by non-U.S. entities were to be repatriated to the U.S., the Company would generate U.S. taxable income to the extent of the Company’s undistributed foreign earnings which amounted to $140.4 million and $86.3 million at December 31, 2010 and 2009,

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com respectively. Although the tax impact of repatriating these earnings is difficult to determine, we would not expect the maximum effective tax rate that would be applicable to such repatriation to exceed the U.S. statutory rate of 35%.

As of March 31, 2011, the amount of cash and cash equivalents held by U.S. and non-U.S. entities was $42.4 million and $160.7 million, respectively.

In future filings, the Company will disclose the amount of cash and cash equivalents held by non-U.S. entities.

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

(h) Revenue Recognition, page 66

Comment:

4.	We note your disclosure that vendor-specific objective evidence (“VSOE”) of post-contract customer support (“PCS”) is determined based upon the optional stated renewal fee for PCS in the contract, which is the price the customer is required to pay when PCS is sold separately. Please tell us how you determined the stated renewal rates included in your arrangements are substantive. In this regard, please tell us your VSOE of PCS price range of renewal rates, the percentage of PCS arrangements that fall within this price range, and what percentage of your customers actually renew at such rates.

Response:

The Company’s VSOE for PCS, which includes updates, upgrades, and enhancements, is determined based upon the optional stated renewal fee for PCS in the contract, which is the price the customer is required to pay when PCS is renewed (sold separately) from software. Additionally, the optional stated renewal fee used to establish VSOE for PCS in a software transaction must be above the Company’s minimum substantive VSOE rate for PCS. A minimum substantive VSOE rate is determined based upon an analysis of historical sales of PCS to determine the lowest rate at which we have a relatively high volume of renewals pursuant to our contractual optional stated PCS renewal rate.

We consider our minimum VSOE rate and our renewal term (twelve months) to be substantive based on the following additional factors:

•	The initial PCS period (twelve months) is relatively short compared to the perpetual software license and is consistent with software industry practice.

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

•	The aggregate PCS renewal term is longer than the initial PCS period (the majority of our customers renew annual maintenance several times).

•	Our minimum substantive VSOE rate for PCS is widely accepted as a substantive rate within the software industry.

•	PCS generates significant gross profit for the Company.

Substantially all of our software license transactions include an annual optional stated PCS renewal rate that we believe is substantive and therefore may be used to determine VSOE. For the three year period ended December 31, 2010, more than 95% of our software transactions included an annual optional stated renewal rate that was equal to or above our minimum substantive VSOE rate for PCS. In the rare situation in which our stated renewal rate is significantly below our minimum VSOE rate and deemed non-substantive, VSOE of PCS has not been established and the Company recognizes all revenue elements under the arrangement ratably over the PCS period.

On a quarterly basis, the Company validates its compliance with renewing the first optional PCS in accordance with the stated rate provided in the original transaction where the contractually-stated renewal rate is used to establish VSOE of PCS. As of March 31, 2011, more than 80% of all such transactions for the trailing nine quarters were renewed at the contractually-stated rate and in accordance with the terms of the original agreement.

(8) Income Taxes, page 73

Comment:

5.	We note the impact your international operations had on your effective tax rate in your rate reconciliation. Please provide us with a breakdown of the components of this line item and tell us how you considered providing further quantitative breakdown of this line item in your disclosure. See Rule 4-08 (h)(2) of Regulation S-X.

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

Response:

The line item “Impact of international operations” reported in the footnote for Income Taxes (footnote 8) on page 73 of the 2010 10-K, is primarily composed of international rate differences, withholding taxes, and other components related to international operations that are individually less than five percent of the amount computed by multiplying the income from operations before income taxes by the applicable federal income tax rate (“Other Components”). Other Components include income from foreign partnerships, foreign intercompany dividends, and foreign tax credits.

In accordance with Rule 4-08(h)(2) of Regulation S-X, all amounts that are individually less than five percent of the computed amount should be aggregated in the reconciliation. As the Other Components all relate to international operations, the Company believes it is appropriate to disclose these amounts in the line item “Impact of international operations” as opposed to including them in the line item “Other permanent differences and federal credits” that aggregates all other items that are individually less than five percent of the amount computed by multiplying the income from operations before income taxes by the applicable federal income tax rate.

In future filings, the Company will continue to monitor all reconciling items and provide appropriate disclosure as required by Rule 4-08(h)(2) of Regulation S-X.

* * *

The Company has sought to address the staff’s comments with respect to this filing in the responses contained herein and therefore has not filed an amendment to the 2010 10-K.

In connection with responding to the staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that these responses answer the staff’s questions, but, please contact the undersigned at (703) 714-1079 if you have any further questions or would like to discuss our responses.

Very truly yours,

/s/ Douglas K. Thede
Douglas K. Thede
Executive Vice President, Finance &
Chief Financial Officer